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04030612

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tencent Holdings Limited

*CURRENT ADDRESS Rm 3506, 35th Floor
Tower 2
Lippo Centre
Admiralty, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34792 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 6/4/04

Attachment 8
to Form F1

"CSLS-1"

82-34792

This is a true and accurate copy of the financial statements of Tencent Holdings Limited for the years ended December 31, 2001 and December 31, 2002 referred to in paragraph 2 of the declaration of Charles St. Leger Searle made before me this 10 day of March, 2004.

ARLS
12-31-02

Before me

Solicitor, Hong Kong SAR

Au Yeung Pui King, Eliza
Solicitor, HKSAR

TENCENT HOLDINGS LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
33rd Floor Cheung Kong Center
2 Queen's Road Central
Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

TO THE SHAREHOLDERS OF
TENCENT HOLDINGS LIMITED
(incorporated in British Virgin Islands with limited liability)

We have audited the accompanying balance sheets of Tencent Holdings Limited (the "Company"), its subsidiary and operating company consolidated for accounting purposes (collectively defined as the "Group") as at 31 December 2002 and 2001 (the "Relevant Periods"), and the consolidated profit and loss accounts and cash flow statements of the Group for the years then ended. These financial statements set out on pages 2 to 44 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimate made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the financial position of the Company and the Group as at 31 December 2002 and 2001 and of the results of operations and cash flows of the Group for the years then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 11 February 2004

TENCENT HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

	Note	2002 RMB'000	2001 RMB'000
Revenues			
Mobile and telecommunication value-added services		198,818	37,960
Internet value-added services		40,819	944
Online advertising		19,188	7,735
Others		4,282	2,437
	4	263,107	49,076
Cost of revenues	5	(71,674)	(18,044)
Gross profit	4	191,433	31,032
Other operating expenses		(242)	(82)
Selling and marketing expenses		(19,437)	(4,312)
General and administrative expenses		(28,860)	(16,297)
Profit from operations	6	142,894	10,341
Finance income/(expenses), net	7	871	(125)
Profit before taxation		143,765	10,216
Taxation	11	(3,058)	-
Profit for the year	12	140,707	10,216
Earnings per share			
- basic (RMB)	14	7.25	0.66
- diluted (RMB)	14	7.25	0.57

TENCENT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS
AS AT 31 DECEMBER 2002 AND 2001

	Note	2002 RMB'000	2001 RMB'000
Assets			
Non-current assets			
Fixed assets	15	38,851	16,868
Current assets			
Accounts receivable	17	59,094	8,500
Amounts due from shareholders	26(e)	82	82
Prepayments, deposits and other receivables	18	2,945	369
Term deposits with initial term of over three months	19	67,440	-
Cash and cash equivalents	20	45,254	39,723
		174,815	48,674
Total assets		213,666	65,542
Equity and liabilities			
Current liabilities			
Other payables and accruals	21	3,615	5,273
Amounts due to shareholders	26(d)	-	8,919
Amounts due to related parties	26(c)	1,499	-
Other taxes payable		7,021	3,026
Deferred revenue		523	-
		12,658	17,218
Non-current liabilities			
Deferred tax liabilities	22	3,058	-
Total liabilities		15,716	17,218
Shareholders' equity			
Share capital	23	149	146
Reserves	24	197,801	48,178
Total shareholders' equity		197,950	48,324
Total liabilities and shareholders' equity		213,666	65,542

Approved by:

Director

Director

TENCENT HOLDINGS LIMITED

BALANCE SHEETS
AS AT 31 DECEMBER 2002 AND 2001

	Notes	2002 RMB'000	2001 RMB'000
Assets			
Non-current assets			
Fixed assets	15	2,665	3,336
Interests in group companies	1, 16	16,534	16,534
		19,199	19,870
Current assets			
Amounts due from shareholders	26(e)	82	82
Amounts due from group companies	16	65,315	30,305
Prepayments, deposits and other receivables	18	45	-
Term deposits with initial term of over three months	19	4,134	-
Cash and cash equivalents	20	22,772	20,071
		92,348	50,458
Total assets		111,547	70,328
Equity and liabilities			
Current liabilities			
Other payables and accruals	21	-	213
Amounts due to shareholders	26(d)	-	8,919
Amounts due to related parties	26(c)	1,499	-
Total liabilities		1,499	9,132
Shareholders' equity			
Share capital	23	149	146
Reserves	24	109,899	61,050
Total shareholders' equity		110,048	61,196
Total liabilities and shareholders' equity		111,547	70,328

Approved by:

Director

Director

TENCENT HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

	Note	Share capital RMB$'000	Share premium RMB$'000	Capital reserve (Note a) RMB$'000	(Accumulated deficit)/ Retained earnings RMB$'000	Total shareholders' equity RMB$'000
Balance at 1 January 2001		137	18,132	1,000	(7,227)	12,042
Conversion of Convertible Notes into ordinary shares	23(c)	6	17,141	-	-	17,147
Shares issued during the year	23(d)	3	8,916	-	-	8,919
Profit for the year		-	-	-	10,216	10,216
Balance at 31 December 2001/ 1 January 2002		146	44,189	1,000	2,989	48,324
Shares issued during the year	23(e)	3	8,916	-	-	8,919
Profit for the year		-	-	-	140,707	140,707
Balance at 31 December 2002		149	53,105	1,000	143,696	197,950

Note a: The capital reserve arises on elimination of the share capital of the Operating Company (refer to note 1 on the accounting for the formation of the Group).

TENCENT HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

	Note	2002 RMB'000	2001 RMB'000
Cash flows from operating activities			
Profit for the year		140,707	10,216
Taxation		3,058	-
Depreciation on fixed assets		6,155	2,448
Loss on disposal of fixed assets		18	-
Interest income		(936)	(395)
Interest expenses		-	617
Changes in working capital			
Increase in accounts receivable		(50,594)	(8,500)
(Increase)/decrease in prepayments, deposits and other receivables		(2,089)	112
Increase in other payables and accruals, and other taxes payable		2,337	7,343
(Decrease)/increase in amounts due to shareholders	25(b)	(8,919)	8,919
Increase in amounts due to related parties		1,499	-
Increase in deferred revenue		523	-
Cash generated from operations		91,759	20,760
Interest paid		-	(4)
Net cash generated from operating activities		91,759	20,756
Cash flows from investing activities			
Purchase of fixed assets		(28,156)	(11,456)
Increase in term deposits with initial term of over three months		(67,440)	-
Interest income received		449	395
Net cash used in investing activities		(95,147)	(11,061)
Cash flows from financing activities	25(a)		
Repayment of short-term bank loans		-	(800)
Proceeds from issue of shares		8,919	8,919
Net cash generated from financing activities		8,919	8,119
Net increase in cash and cash equivalents		5,531	17,814
Cash and cash equivalents at beginning of year		39,723	21,909
Cash and cash equivalents at end of year		45,254	39,723

TENCENT HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1 Formation of the Group and nature of operations

Tencent Holdings Limited ("the Company") was incorporated in the British Virgin Islands on 23 November 1999 under the name of Keyword Technology Limited and subsequently changed its name to OICQ.com Limited and Tencent (BVI) Limited on 29 December 1999 and 7 June 2001, respectively. On 11 February 2004, the Company was renamed to Tencent Holdings Limited. The Company, its subsidiaries and operating companies consolidated for accounting purposes (explained below), collectively referred to the "Group", is a provider of Internet and mobile value-added services to users in the People's Republic of China ("the PRC").

The operations of the Group were initially conducted through Shenzhen Tencent Computer Systems Company Limited, a limited liability company established in the PRC by certain shareholders of the Company on 11 November 1998 ("the Operating Company"). The Operating Company, is legally owned by the core founders of the Company who are PRC citizens ("the Registered Shareholders").

The PRC laws and regulations limit foreign ownership of companies providing value-added telecommunications services, which included activities and services operated by the Operating Company. In order to enable certain foreign companies to make investments into the business of the Group, the Company's first subsidiary company, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), which is a wholly foreign owned enterprise incorporated in the PRC, was established on 24 February 2000. The foreign investors of the Company then subscribed to additional equity interests of the Company.

Certain contractual arrangements have been made among the Company, Tencent Technology, the Operating Company and the Registered Shareholders so that the decision-making rights and operating and financing activities of the Operating Company are ultimately controlled by the Company. The Company and Tencent Technology are also entitled to substantially all of the operating profits and residual benefits generated by the Operating Company under these arrangements. In particular, the Registered Shareholders are required under their contractual arrangements with the Group to transfer these interests in the Operating Company to the Group or the Group's designee upon the Group's request at a pre-agreed nominal consideration.

Further, pursuant to the contractual arrangements between the Company and the Operating Company, the Group owns the intellectual property developed by the Operating Company and it collects revenue of the Operating Company. It also receives the cash flow derived from the operations of the Operating Company through the levying of service and consultancy fees and sales of software. The ownership interests in the Operating Company have also been pledged by the Registered Shareholders to the Group.

1 **Formation of the Group and nature of operations (continued)**

On formation of the Group in 2000, all of the participating entities were under the control of the same shareholders in similar proportions. This was achieved via direct or indirect ownership as well as, in the case of the control over the Operating Company, via contractual provisions. As a result, the formation of the Group was accounted for as a business combination between entities under common control under a method similar to the uniting of interests method for recording all assets and liabilities at predecessor carrying amounts. The Group's financial statements for the years ended 31 December 2002 and 2001 are presented as if these three entities had always been combined. This approach was adopted because in management's belief it best reflects the substance of the formation.

The Registered Shareholders began to establish another operating company, Shenzhen Shiji Kaixuan Technology Limited ("Operating Company Two") in the PRC on behalf of the Group, and the Company also acquired two subsidiaries, Tencent Limited and Realtime Century Technology Limited, which were incorporated in the British Virgin Islands, towards the end of 2003. The required capital contribution of Operating Company Two of RMB11 million was advanced by Tencent Technology. The Operating Company Two was formally approved for incorporation on 13 January 2004 (see note 26(f) for details). All these three companies had not commenced operations as at the end of the Relevant Periods.

Subsequent to 31 December 2003, another subsidiary, Shidai Zhaoyang Technology (Shenzhen) Company Limited, was incorporated in the PRC.

As at 31 December 2002, details of the subsidiary and the Operating Company of the Group are as follows:

Name	Place and date of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held	Name of statutory auditors
Tencent Technology (Shenzhen) Company Limited	Incorporated on 24 February 2000 in the PRC, Wholly foreign owned enterprise	Development of computer software and provision of internet information service, Shenzhen	USD2,000,000	100%	FNT Certified Public Accountants, the PRC
Shenzhen Tencent Computer Systems Company Limited	Incorporated on 11 November 1998 in the PRC, Private Limited company	Provision of internet instant message and value-added services and of internet advertisement service, Shenzhen	RMB20,000,000	100%	FNT Certified Public Accountants, the PRC

The significant change in the Group's financial position, results and cash flows for the years ended 31 December 2002 and 2001 is due to rapid expansion of its scope of operations and of its customer base.

2 Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and have been prepared under the historical cost convention.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the years ended 31 December 2002 and 2001. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

The Group adopted International Accounting Standard ("IAS") 39 "Financial Instruments: Recognition and Measurement" in 2001. The financial effects of adopting this standard were not material. The Group did not early adopt the improvements project released by the International Accounting Standard Board which will be effective for periods starting on or after 1 January 2005.

3 Principal accounting policies

(a) Basis of consolidation

The consolidated financial statements consist of the financial statements of the Company, its subsidiary and the operating company consolidated for accounting purpose.

The Company has concluded that it is appropriate to include the Operating Company in its consolidated financial statements, notwithstanding the lack of share ownership, because in substance the contractual arrangements described above give the Company control over the Operating Company.

(b) Subsidiary and operating company consolidated for accounting purposes

Subsidiary and operating company consolidated for accounting purposes are entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations and are consolidated. Subsidiary and operating company are included from the date on which control is transferred to the Group and is excluded from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses, if any, are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries and operating companies have been changed to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, interests in subsidiary and operating company are stated at cost less provision for impairment losses, if any. The results of the group companies are accounted for by the Company on the basis of dividends received and receivable, if applicable.

3 Principal accounting policies (continued)

(c) Foreign currency translation

The Company maintains its books and records in United States Dollars while all its subsidiary and operating company consolidated for accounting purposes maintain its books and records in Renminbi ("RMB"). Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in RMB, which is the measurement currency of the Group.

Transactions in other currencies are translated into RMB using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies are translated into RMB at the exchange rates prevailing at the balance sheet date. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account.

(d) Fixed assets

Fixed assets are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes the purchase price of the asset and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Depreciation is calculated on the straight-line basis to write off the cost less impairment losses of each asset over their estimated useful lives as follows:

Computer equipment	3 to 5 years
Furniture and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	the shorter of their useful lives or over the lease terms

Gains or losses on disposals are determined by comparing proceeds with carrying amount and are included in the consolidated profit and loss account.

Repairs and maintenance are charged to the profit and loss account during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Fixed assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(e) Operating leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated profit and loss account on a straight-line basis over the period of the lease.

3 **Principal accounting policies (continued)**

(f) **Accounts receivable**

Accounts receivable are carried at original invoice amounts less provision made for impairment of these receivables. Such provision for impairment of accounts receivable is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(g) **Cash and cash equivalents**

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(h) **Share capital**

Ordinary shares and non-redeemable preference shares with discretionary dividends are classified as equity.

(i) **Deferred income tax**

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on interests in group companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(j) **Employee benefits**

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick and maternity leave are not recognised until the time of leave.

(ii) Pension obligations

The Group contributes on a monthly basis to various defined contribution benefit plans organised by the relevant governmental authorities. The Group's liability in respect of these funds is limited to the contributions payable in each period. Contributions to these plans are expensed as incurred.

3 **Principal accounting policies (continued)**

(j) **Employee benefits (continued)**

(iii) Equity compensation benefits

Share options are granted to employees. Options are granted at exercise price determined by the Board of Directors of the Company. Options are exercisable during the period from the date of commencement of the options' vesting period or the date of the initial public offering of the shares of the Company in a stock exchange, whichever is later, to 31 December 2011. When the options are exercised, the proceeds received, net of any related transaction costs, are credited to share capital (at nominal value) and share premium. The Group does not make any charge to staff costs in connection with the share options grants.

(k) **Provision**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(l) **Revenue recognition**

The Group principally derives revenues from provision of mobile and telecommunications value-added services, Internet value-added services and online advertising. The Group recognizes its revenues (see details for each category below) net of applicable business taxes and other related taxes.

(i) Mobile and telecommunications value-added services

Mobile and telecommunication value-added services revenues are derived principally from providing users with mobile instant messaging services, mobile chat services, and other mobile value-added services such as mobile interactive voice response services, ringback tones services, music and image/picture downloads, mobile news and information content services and mobile games services.

These services are substantially billed on a monthly subscription basis with certain portions billed on a per message basis ("Mobile and Telecom Service Fees"). These services are predominantly delivered through the platforms of various subsidiaries of China Mobile Communications Corporation ("China Mobile") and China United Communications Corporation ("China Unicom") and they also collect the Mobile and Telecom Service Fees on behalf of the Group.

3 **Principal accounting policies (continued)**

(l) **Revenue recognition (continued)**

(i) Mobile and telecommunications value-added services (continued)

Revenue derived from the mobile and telecommunication value-added services are recognised based on the Mobile and Telecom Services Fees, net of any applicable sales taxes and amount of uncollectibles.

In order to derive the Mobile and Telecom Service Fees, China Mobile and China Unicom are entitled to a fixed commission, which is calculated based on agreed percentages of the Mobile and Telecom Service Fees received/ receivable by these mobile operators, plus, in certain cases, a fixed per-message adjustment for the excess of messages sent over messages received between the platforms of the Group and these two mobile operators (collectively defined as "Mobile and Telecom Charges"). The Mobile and Telecom Charges are withheld and deducted from the gross Mobile and Telecom Service Fees collected by the two operators from the users, with the net amounts remitted to the Group.

The Mobile and Telecom Service Fees and the Mobile and Telecom Charges, or the net amount of the two, are confirmed and advised by subsidiaries of China Mobile and China Unicom to the Group on a monthly basis. For revenue of which the amounts are not confirmed/advised by the two mobile operators at the time of reporting the financial results of the Group, management of the Group estimates the amount receivable based on historical data and management estimates which reflect developing trends in customer payment delinquencies. Historical data used in estimating revenues include the most recent three-month history of the Mobile and Telecom Service Fees actually derived from the operators, the number of subscriptions and the volume of data transmitted between the network gateways of the Group, China Mobile and China Unicom. Adjustments are made in subsequent periods in case the actual revenue amounts are different from the original estimates.

(ii) Internet value-added services

Revenue from Internet value-added services ("Internet Service Fees") are derived from subscriptions received/receivable from the provision of a comprehensive customer service platform that utilises instant messaging and online entertainment services to create a virtual community over the internet. Similar to (i) above, these services are substantially delivered to the Group's customers through the platforms of various subsidiaries of China Mobile and China Unicom with monthly subscriptions paid/payable by the users. The two operators also collect the subscriptions on behalf of the Group, with an agreed portion retained by them as revenue sharing, the net amounts are remitted to the Group. In addition, a small portion of the Internet Service Fees are prepaid by the customers to the Group such as in the form of prepaid point card.

For services delivered through the mobile operators, the related revenue is recognised on the same basis as mentioned in (i) above. For revenues derived from the sale of prepaid point cards, the related revenues are deferred and amortised into income over the estimated consumption period on a straight-line basis.

3 **Principal accounting policies (continued)**

(l) **Revenue recognition (continued)**

(iii) Online advertising

Online advertising revenues are derived from fees for selling advertising space on the Group's websites and instant messaging windows in the forms of banners, links and logos, and delivery of advertisements by various means throughout the community created by the Group.

All the advertising contracts are based on the actual time period that the advertisements appear on the Group's web sites or instant messaging windows and the revenues are recognised ratably over the period in which the advertisements are displayed.

(m) **Research and development expenses**

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in subsequent periods. Development costs capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding five years.

(n) **Contingent liabilities and contingent assets**

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economics benefits is probable. When inflow is virtually certain, an asset is recognised.

3 **Principal accounting policies (continued)**

(o) **Financial instruments**

Financial instruments carried on the consolidated balance sheet include cash and bank balances, deposits in approved financial institutions, accounts receivable, prepayments, deposits and other receivables, other payables and accruals and deferred revenue. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies.

Disclosure about financial instruments of Group are provided in note 30 to the financial statements.

(p) **Segment reporting**

Segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services with a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Unallocated costs represent corporate expenses. Segment assets consist primarily of operating fixed assets and operating receivables and mainly exclude operating cash and deferred tax assets. Segment liabilities comprise items such as operating liabilities and mainly exclude current and deferred tax liabilities. Capital expenditures mainly comprise additions to fixed assets.

Operating expenses of a functional unit are allocated to the relevant segment which is the predominant user of the services provided by the unit. Operating expenses of other shared services which cannot be allocated to a specific segment are included as unallocated costs.

(q) **Related parties**

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(r) **Profit appropriations and distributions**

Profit appropriations and distributions proposed or declared after the balance sheet date are disclosed as a post balance sheet date event and are not recognised as a liability at the balance sheet date. This has been applied throughout 2002 and 2001.

TENCENT HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

4 Segment information

As all the Group's activities are conducted in the PRC, no analysis by geographical segment is presented.

The business segment information of the Group for the years ended 31 December 2002 and 2001 is presented as below:

	As at and for the year ended 31 December 2002				
	Mobile and telecommunication value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	198,818	40,819	19,188	4,282	263,107
Gross profit	148,962	25,971	12,218	4,282	191,433
Other operating expenses					(242)
Selling and marketing expenses					(19,437)
General and administrative expenses					(28,860)
Profit from operations					142,894
Finance income, net					871
Profit before taxation					143,765
Taxation					(3,058)
Profit for the year					140,707
Segment assets	53,562	27,567	1,565	-	82,694
Unallocated assets					130,972
Total assets					213,666
Segment liabilities	(78)	(49)	(48)	-	(175)
Unallocated liabilities					(15,541)
Total liabilities					(15,716)
Other segment items					
Capital expenditure	2,271	13,239	933	-	16,443
Unallocated capital expenditure					11,713
Total capital expenditure					28,156
Depreciation	552	2,591	253	-	3,396
Unallocated depreciation					2,759
Total depreciation					6,155

4 **Segment information (continued)**

	As at and for the year ended 31 December 2001				
	Mobile and telecommunication value-added services RMB'000	Internet value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	37,960	944	7,735	2,437	49,076
Gross profit/(loss)	27,159	(3,279)	4,715	2,437	31,032
Other operating expenses					(82)
Selling and marketing expenses					(4,312)
General and administrative expenses					(16,297)
Profit from operations					10,341
Finance expenses, net					(125)
Profit before taxation					10,216
Taxation					-
Profit for the year					10,216
Segment assets	9,570	6,444	903	-	16,917
Unallocated assets					48,625
Total assets					65,542
Segment liabilities	(79)	(61)	(44)	-	(184)
Unallocated liabilities					(17,034)
Total liabilities					(17,218)
Other segment items					
Capital expenditure	918	4,479	712	-	6,109
Unallocated capital expenditure					5,386
Total capital expenditure					11,495
Depreciation	137	904	197	-	1,238
Unallocated depreciation					1,210
Total depreciation					2,448

TENCENT HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

5 Cost of revenues

Cost of revenues for the years ended 31 December 2002 and 2001 mainly comprise the Mobile and Telecom Charges (mentioned in note 3(l)(i)) and other direct expenses incurred in deriving the revenues.

6 Profit from operations

Profit from operations is stated after charging the following:

	2002 RMB'000	2001 RMB'000
Charging:		
Staff costs (note a & note 8)	22,490	13,088
Depreciation on fixed assets (note a)	6,155	2,448
Loss on disposal of fixed assets	18	-
Operating lease rentals in respect of		
- land and buildings	3,035	1,135
Research and development expenses (note a)	7,783	5,610
Auditors' remuneration	195	28

Note a: All the research and development expenses were included in staff costs and depreciation on fixed assets. The Group had not capitalised any of research and development expenses for the years ended 31 December 2002 and 2001.

7 Finance income/(expenses), net

	2002 RMB'000	2001 RMB'000
Interest income	936	395
Interest expenses (note a)	-	(617)
Exchange (losses)/gains, net	(31)	113
Bank charges	(34)	(16)
	871	(125)

Note a: Interest expenses in 2001 were mainly incurred on convertible notes (see note 23(c)). The effective interest rate of the notes was 8% per annum.

8 Staff costs (including directors' emoluments)

All employees of the subsidiaries in the PRC and the Operating Company, who are PRC citizens, participate in employee social security plans enacted in the PRC, including pension, medical, housing and other welfare benefits, which are organized and administered by the governmental authorities. Except for the welfare benefits provided by these social security plans, the Group has no other material commitments to employees. According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by these companies within the Group as required by the above social security plans, are calculated based on percentages of the total salary of employees (or on other basis), subject to a certain ceiling, and are paid to the labor and social welfare authorities. Contributions to the plans are expensed as incurred. The applicable percentages used to provide for insurance premium and welfare benefit funds are listed below:

	Percentages
Pension insurance	9%
Medical insurance	7%
Unemployment insurance	1.5%

Analysis of staff costs for the years ended 31 December 2002 and 2001 is as follows:

	2002 RMB'000	2001 RMB'000
Wages, salaries and bonuses	19,224	12,390
Welfare, medical and other expenses	1,185	334
Labour insurance	1,020	165
Contributions to pension plans	236	119
Training expenses	825	80
	22,490	13,088

The average number of employees in 2002 and 2001 were 167 and 73, respectively, of which none of them worked on a part-time basis in 2002 and 2001.

9 **Directors' emoluments**

Details of emoluments paid and payable to the directors of the Company by the Group in respect of their services rendered for managing the business of the Group for the years ended 31 December 2002 and 2001 are as follows:

	2002 RMB'000	2001 RMB'000
Fees	-	-
Basic salaries, bonuses, housing allowances, other allowances and benefits in kind	921	919
Contributions to pension plans	5	7
	926	926
Number of directors	2	3

For the years ended 31 December 2002 and 2001, no emoluments were paid to any non-executive directors by the Group.

10 **Profit appropriations**

In accordance with the Companies Laws of the PRC and the articles of association of the Operating Company, appropriations of net profit, after offsetting accumulated losses from prior years, should be made by the Operating Company to the Statutory Surplus Reserve Fund, the Statutory Public Welfare Fund and the Discretionary Reserve Fund before distributions are made to the investors. The percentages of appropriation to Statutory Surplus Reserve Fund and Statutory Public Welfare Fund are 10% and 5 - 10%, respectively. The amount to be transferred to the Discretionary Reserve Fund is determined by the Board of Directors of the Operating Company. When the balance of the Statutory Surplus Reserve Fund reaches 50% of the paid up share capital, such transfer needs not be made. Both of the Statutory Surplus Reserve Fund and Discretionary Reserves Fund can be capitalised as capital of an enterprise. Upon satisfying certain stipulated conditions, both funds can also be used for cash dividend distribution. However, the Statutory Public Welfare Fund is only available to provide staff collective welfare benefits.

10 Profit Appropriations (continued)

In addition, in accordance with the Law of the PRC on Enterprises with Foreign Investments and the articles of association of Tencent Technology, appropriations from net profit, after offsetting accumulated losses brought forward from prior years, should be made by the Tencent Technology to the Reserve Fund and the Staff Bonus and Welfare Fund before distributions are made to the owners. The percentage of net profit to be appropriated to the Reserve Fund is not less than 10% of the net profit. The percentage to be appropriated to the Staff Bonus and Welfare Fund is determined by the Board of Directors of the Tencent Technology. When the balance of the Reserve Fund reaches 50% of the paid up registered/share capital, such transfer needs not be made.

For Tencent Technology, the Staff Bonus and Welfare Fund is available to fund payments of special bonuses to staff and for collective welfare benefits. Upon approval from the Board of Directors, the Reserve Fund can be used to offset accumulated deficit or to increase capital.

11 Taxation

(a) Profits tax

(i) Cayman Islands Profits Tax

The Group is not subject to any taxation under this jurisdiction for the years ended 31 December 2002 and 2001.

(ii) British Virgin Islands Profits Tax

No British Virgin Islands ("BVI") profits tax has been provided as BVI does not charge income taxes, therefore, the Group is not subject to any taxation in this jurisdiction for the years ended 31 December 2002 and 2001.

(iii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the years ended 31 December 2002 and 2001.

11 **Taxation (continued)**

(a) **Profits tax (continued)**

(iv) PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of the Company and the Group during the years ended 31 December 2002 and 2001, calculated in accordance with the relevant regulations of the PRC after considering at the available tax benefits from refunds and allowances.

Both the Operating Company and Tencent Technology were established in the Shenzhen Special Economic Zone of the PRC where they conduct their operations. Accordingly, they are subject to EIT at a rate of 15%.

According to the provisions stipulated in the tax circular, Shendishuierhan [2002] No. 128, the Operating Company is exempted from EIT for the first year starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next two years ("the OPCO Tax Holiday"). The first profitable year of the Operating Company was in 2002 with the OPCO Tax Holiday commenced in that year. No EIT was paid or payable by the Operating Company in 2002 and 2001 while EIT was levied at 7.5% on its assessable profits for the year ended 31 December 2003.

In addition, Tencent Technology had applied to the relevant tax authorities and has approved to be recognised as a foreign invested enterprise with productive sales income ("Productive Sales Income") under the provisions stipulated in the tax circular, Shendishuiwaihan [2003] No. 413. Tencent Technology can be exempted from EIT for two years starting from the first year of profitable operations after offsetting prior year tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of it reported total sales income ("the WFOE Tax Holiday"). For 2002 and 2001, no EIT provision was required because all assessable profits, if any, were offset by losses carried forward and the WFOE Tax Holiday had not commenced.

An analysis of the profits tax charges for the years ended 31 December 2002 and 2001 is as follows:

	2002 RMB'000	2001 RMB'000
Current tax		
- Hong Kong	-	-
- The PRC (Note a (iv))	-	-
Deferred tax (Note 22)	3,058	-
	3,058	-

11 **Taxation (continued)**

(b) **Value-added tax and related taxes**

According to the PRC value-added tax temporary regulations ("VAT Regulations"), both Tencent Technology and the Operating Company incorporated in the PRC are subject to output value-added tax ("output VAT") which is generally calculated at 17% of the sales of goods including self-generated software. The Group pays VAT on its purchases of ("input VAT") which is deducted against output VAT in arriving at the net VAT amount payable to the PRC Government. In addition, the Group accrues and pays city construction tax ("CCT") and educational surcharge ("ES") based on 1% and 3% of net VAT amount payable, respectively. These two charges are recorded as a reduction against gross revenue.

(c) **Business tax and related taxes**

Both Tencent Technology and the Operating Company incorporated in the PRC are subject to Business Tax ("BT") and related taxes which are calculated at 5% of the service fee income received and receivable, as well as income arising from transfer of technology and licensing arrangements enacted within the Group. In addition, the Group accrues and pays city construction tax ("CCT") and educational surcharge ("ES") based on 1% and 3% of BT amount payable, respectively. These three charges are also recorded as a reduction against gross revenue.

The tax on the Group's profit before taxation differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted at the place where principal activities of the Group are conducted, as follows:

	2002 RMB'000	2001 RMB'000
Profit before taxation	143,765	10,216
Tax calculated at a tax rate of 15% (2001: 15%)	21,565	1,532
Effects on different tax rate available to different companies of the Group	(5,990)	(2,665)
Effects on tax holiday available to different companies of the Group	(12,231)	-
Unrecognised tax losses sustained by companies of the Group	150	1,133
Utilisation of previously unrecognised tax losses	(436)	-
Tax charge	3,058	-

12 Profit attributable to shareholders

The profit attributable to shareholders for the years ended 31 December 2002 and 2001 are dealt with in the financial statements of the Company to the extent of RMB39,933,000 and RMB17,768,000, respectively.

13 Dividend

At meeting of the board of directors of the Company held on 15 January 2003, a dividend in respect of 2002 of RMB0.53 (post share split, see note 23(g)) per ordinary share amounting to US$1,250,000 (equivalent to approximately RMB10,334,000) in total was proposed, and paid in January 2003. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the year ended 31 December 2003.

Pursuant to a resolution passed by the Board of Directors on 20 January 2004, final dividend of 2003 was proposed at RMB1.61 per ordinary share with an aggregate amount of US$3,500,000 (equivalent to approximately RMB28,935,000), of which approximately US$3,184,000 (equivalent to approximately RMB26,322,000) was paid in January 2004. This proposed dividend is not reflected as a dividend payable in 2003, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2004.

14 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the year by the weighted average number of ordinary shares in issue during the year.

	2002 RMB'000	2001 RMB'000
Profit for the year	140,707	10,216
Weighted average number of ordinary shares in issue (in thousand) (note a)	19,398	15,519
Basic earnings per share (RMB) (note a)	7.25	0.66

The diluted earnings per share is calculated based on the adjusted weighted average number of ordinary shares outstanding, assuming the conversion of all dilutive potential ordinary shares, namely convertible preference shares and convertible notes (mentioned in notes 23(a), 23(b), and 23(c)). Convertible preference shares and convertible notes are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the respective interest expenses, if any. In 2001, the diluted earnings per share of RMB0.57 is based on approximately 18,904,000 shares, which is the weighted average number of ordinary shares in issue during the year plus the weighted average of approximately 3,384,000 ordinary shares deemed to be issued, and the net profit of the year (after eliminating the associated interest and other expenses) of approximately RMB10,920,000. Upon the conversion of the convertible preference shares and convertible notes in 2001, there were no other potentially dilutive instruments in 2002 and 2003 and the diluted earnings per share is equal to the basic earnings per share.

Note (a): *All per share information has been adjusted retroactively as if the share split mentioned in note 23(g) had taken place at the beginning of 2001.*

15 Fixed assets

Group

	Computer equipment RMB'000	Furniture and office equipment RMB'000	Motor vehicles RMB'000	Leasehold improvements RMB'000	Total RMB'000
Cost					
As at 1 January 2001	8,236	398	-	-	8,634
Additions	10,665	404	426	-	11,495
As at 31 December 2001	18,901	802	426	-	20,129
Accumulated depreciation					
As at 1 January 2001	(694)	(119)	-	-	(813)
Charge for the year	(2,360)	(81)	(7)	-	(2,448)
As at 31 December 2001	(3,054)	(200)	(7)	-	(3,261)
Net book value					
As at 31 December 2001	15,847	602	419	-	16,868
Cost					
As at 1 January 2002	18,901	802	426	-	20,129
Additions	23,860	745	204	3,347	28,156
Disposals	(59)	-	-	-	(59)
As at 31 December 2002	42,702	1,547	630	3,347	48,226
Accumulated depreciation					
As at 1 January 2002	(3,054)	(200)	(7)	-	(3,261)
Charge for the year	(4,961)	(156)	(89)	(949)	(6,155)
Disposals	41	-	-	-	41
As at 31 December 2002	(7,974)	(356)	(96)	(949)	(9,375)
Net book value					
As at 31 December 2002	34,728	1,191	534	2,398	38,851

15 **Fixed assets (continued)**

Company

	Computer equipment RMB'000
Cost	
As at 1 January 2001	-
Additions	3,728
As at 31 December 2001	3,728
Accumulated depreciation	
As at 1 January 2001	-
Charge for the year	(392)
As at 31 December 2001	(392)
Net book value	
As at 31 December 2001	3,336
Cost	
As at 1 January 2002 and 31 December 2002	3,728
Accumulated depreciation	
As at 1 January 2002	(392)
Charge for the year	(671)
As at 31 December 2002	(1,063)
Net book value	
As at 31 December 2002	2,665

16 **Interests in group companies**

(a) Interests in group companies

The amount represents the investment in the equity interest in Tencent Technology, a wholly foreign owned enterprise incorporated in the PRC, amounting to approximately RMB16,534,000. Details are as follows:

	Company	
	2002	2001
	RMB'000	RMB'000
Investment in equity interests of subsidiary, unlisted and at cost	16,534	16,534

(b) Amounts due from group companies

The amounts represent the current account balances maintained with Tencent Technology and the Operating Company consolidated for accounting purposes, Shenzhen Tencent Computer Systems Company Limited (mentioned in note 1). Details are as follows:

	Company	
	2002	2001
	RMB'000	RMB'000
Amounts due from group companies	65,315	30,305

The amounts are unsecured, non-interest bearing and have no fixed repayment terms.

17 **Accounts receivable**

	2002 RMB'000	2001 RMB'000
0 - 30 days	25,796	7,722
31 days - 60 days	20,981	595
61 days - 90 days	5,146	179
Over 90 days but less than a year	7,171	4
	59,094	8,500

No specific credit period is granted by the Group to its customers but customers are usually required to settle the outstanding balance within 30 to 90 days from the billing date. Substantially all the receivable balances as at the end of each of the years were due from China Unicom and China Mobile.

18 **Prepayments, deposits and other receivables**

	Group	
	2002 RMB'000	2001 RMB'000
Rental deposits	835	243
Travelling advance to employees	777	83
Interest receivable	487	-
Other prepayments	846	43
	2,945	369

	Company	
	2002 RMB'000	2001 RMB'000
Travelling advance to employees of the Group	45	-

19 Term deposits with initial term of over three months

(a) The effective interest rate of the term deposits with initial term of over three months for the year ended 31 December 2002 is 1.84%.

(b) As at 31 December 2002, approximately RMB7,440,000 of the Group's term deposits with initial term of over three months were denominated in the United States Dollars. There was no such deposit in 2001.

(c) As at 31 December 2002, approximately RMB60,000,000 of the Group's term deposits of initial term of over three months were denominated in RMB and deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

(d) As at 31 December 2002, all of the Company's term deposits with initial term of over three months were denominated in the United States Dollars. There was no such deposit in 2001.

20 Cash and cash equivalents

	Group	
	2002	2001
	RMB'000	RMB'000
Cash at bank and in hand	32,656	21,475
Short-term bank deposits	12,598	18,248
	45,254	39,723

	Company	
	2002	2001
	RMB'000	RMB'000
Cash at bank and in hand	22,772	20,071

(a) The effective interest rates of the short-term bank deposits for the years ended 31 December 2002 and 2001 are 1.20% and 1.73%, respectively, and these deposits have maturities not more than 90 days.

(b) As at 31 December 2002 and 2001, approximately RMB22,338,000 and RMB15,449,000, respectively, of the amounts of cash and cash equivalents of the Group were denominated in RMB and deposited with banks in the PRC. The conversion of these RMB denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC governments.

(c) As at 31 December 2002 and 2001, approximately RMB22,916,000 and RMB24,274,000, respectively were denominated in United States Dollars and Hong Kong Dollars.

(d) The Company had no RMB denominated cash at bank and in hand as at 31 December 2002 and 2001.

21 Other payables and accruals

	Group	
	2002	2001
	RMB'000	RMB'000
Staff costs and welfare accruals	735	2,222
Prepayments received from customers	350	2,832
Others	2,530	219
Total	3,615	5,273

	Company	
	2002	2001
	RMB'000	RMB'000
Others	-	213

22 **Deferred income taxes**

Deferred income taxes are calculated in respect of temporary differences under the liability method using the tax rates which are expected to apply at the time of reversal of the temporary differences.

The movements of deferred taxation of the Group are as follows:

Deferred tax liabilities:

	Group	
	2002	2001
	RMB'000	RMB'000
At beginning of year	-	-
Increase during the year	3,058	-
Reversal during the year	-	-
At end of year	3,058	-

The deferred tax liabilities were provided in respect of

Taxes applicable to the transfer of profits derived from the Operating Company to the Company	3,058	-

The ending deferred taxation balances of the Group are as follows:

	Group	
	2002	2001
	RMB'000	RMB'000
Deferred tax assets	-	-
Deferred tax liabilities	(3,058)	-
	(3,058)	-

All the above deferred tax liabilities will be settled in the next 12 months.

There were no material unprovided deferred taxation of the Group as at 31 December 2002 and 2001.

The Company did not have any unprovided deferred taxation as at 31 December 2002 and 2001.

23 Share Capital

Both the authorised share capital of the Company as at 31 December 2002 and 2001 were 5,000,000 shares at US$0.01 (equivalent to RMB0.083) each.

Pursuant to a resolution passed on 26 September 2003, the Company undertook a share split whereby each then issued ordinary share was split into 10.788 shares. The authorised share capital then increased from 5,000,000 shares to 53,941,626 shares and the par value of each share was also altered from US$0.01 (equivalent to RMB0.083) each to no par value. In 2004, the shareholders resolved to assign a nominal value of HK$0.01 (equivalent to RMB0.01) to the ordinary shares.

Movements in issued share capital for the years ended 31 December 2002 and 2001 are as follows:

	Ordinary shares		Convertible Preference Shares (Classes A & B) (Note a)		Total
	Number of shares	Amount RMB'000	Number of shares	Amount RMB'000	RMB'000
As at 1 January 2001	1,000,000	82	666,666	55	137
Conversion of preference shares into ordinary shares (note (b))	666,666	55	(666,666)	(55)	-
Conversion of Convertible Notes into ordinary shares (note (c))	72,016	6	-	-	6
Shares issued during the year (note (d))	31,003	3	-	-	3
As at 31 December 2001 / 1 January 2002	1,769,685	146	-	-	146
Shares issued during the year (note (e))	31,003	3	-	-	3
As at 31 December 2002	1,800,688	149	-	-	149

23 **Share Capital (continued)**

(a) In accordance with the articles of association of the Company, holders of the Class A and Class B preference shares ("Preference Shares") were entitled to substantially the same dividend entitlement and voting rights as those entitled by the ordinary shareholders. The holders of Preference Shares were also entitled to convert the whole or part of their shareholding ordinary shares at a par value of US$0.01 each on a one-to-one basis. The shareholders had all the rights and restrictions attached to, and the shares ranked pari passu in all respects with, the ordinary shares outstanding.

(b) On 5 June 2001, all Preference Shares were converted into 666,666 ordinary shares in aggregate at US$3.30 per share (equivalent to RMB27.28). These shares ranked pari passu in all respects with the then ordinary shares outstanding.

(c) On 5 December 2000, the Company issued convertible notes ("Convertible Notes") valued at US$ 2 million (equivalent to approximately RMB17 million) to two former shareholders. The Convertible Notes bore interests at 8% per annum and were convertible into ordinary shares of the Company. The number of shares for conversion had to be determined based on the outstanding principal amount of the notes and the related accrued interest, divided by a conversion price based on either the lower of (i) US$28.8 per share or (ii) the lowest price per share paid, or payable, by any person for subscription of any ordinary share of the Company. On 5 June 2001, the holders of Convertible Notes converted the notes together with the interest accrued at the same date in full for 72,016 ordinary shares at US$28.8 (equivalent to RMB238.09) each, total of approximately RMB17,147,000, with a share premium of RMB17,141,000 being recognised.

(d) On 25 July 2001, the Company issued 31,003 ordinary shares on a pro-rata basis to its existing shareholders at a consideration of US$34.8 (equivalent to RMB287.69) each, total of approximately RMB8,919,000. A share premium of RMB8,916,000 was recognised.

(e) On 31 January 2002, the Company issued 31,003 ordinary shares on a pro-rata basis to its existing shareholders at a consideration of US$34.80 (equivalent to RMB287.69 each, total of approximately RMB8,919,000. Pursuant to the issuance, a share premium of RMB8,916,000 was recognised.

(f) On 11 August 2003, the Company undertook a redemption of 131,580 of its ordinary shares in issue from certain then shareholders at a consideration of US$34.80 (equivalent to RMB287.69 each. All these redeemed shares were then cancelled.

(g) On 26 September 2003, the Company undertook a share split ("the Share Split") whereby one then issued ordinary share was split into 10.788 shares. Accordingly, the number of shares issued increased from 1,669,108 shares to 18,006,880 shares with the relative percentage of shareholding among the shareholders remains unchanged. The nominal value of the ordinary shares was also decreased from US$0.01 to zero par value. In 2004, the shareholders resolved to assign a nominal value of HK$0.01 to the ordinary shares.

(h) On 30 September 2003, the Company undertook to redeem a total of 12 ordinary shares from all the then existing shareholders at a consideration of US$3.23 (equivalent to RMB26.66) each. All these redeemed shares were then cancelled.

24 Reserves

Group

	Share premium RMB'000	Capital reserve RMB'000	Statutory reserves (note i) RMB'000	(Accumulated deficit)/ Retained earnings (note i) RMB'000	Total RMB'000
As at 1 January 2001	18,132	1,000	-	(7,227)	11,905
Conversion of Convertible Notes into ordinary shares (note 23(c))	17,141	-	-	-	17,141
Issuance of shares (note 23(d))	8,916	-	-	-	8,916
Profit for the year	-	-	-	10,216	10,216
As at 31 December 2001	44,189	1,000	-	2,989	48,178
As at 1 January 2002	44,189	1,000	-	2,989	48,178
Issuance of shares (note 23(e))	8,916	-	-	-	8,916
Profit for the year	-	-	-	140,707	140,707
As at 31 December 2002	53,105	1,000	-	143,696	197,801

Note i: The appropriations of profits of 2002 was made to statutory reserves amounting to approximately RMB3,653,000 in accordance with the relevant Companies Law in the PRC and the articles of association of the Operating Company (note 10).

24 **Reserves (continued)**

Company

	Share premium RMB'000	(Accumulated deficit)/ Retained earnings RMB'000	Total RMB'000
As at 1 January 2001	18,132	(907)	17,225
Issuance of shares (note 23(c))	17,141	-	17,141
Issuance of shares (note 23(d))	8,916	-	8,916
Profit for the year	-	17,768	17,768
As at 31 December 2001	44,189	16,861	61,050
As at 1 January 2002	44,189	16,861	61,050
Issuance of shares (note 23(e))	8,916	-	8,916
Profit for the year	-	39,933	39,933
As at 31 December 2002	53,105	56,794	109,899

The Company's reserves available for distribution comprise the share premium and retained earnings. Under the Companies Law of the Cayman Islands and the relevant laws in the BVI, the share premium account is distributable to the shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

As at 31 December 2002 and 2001, the reserves of the Company available for distribution to shareholders amounted to approximately RMB109,899,000 and RMB61,050,000 respectively.

25 Consolidated cash flow statements

a. Analysis of changes in financing for the years ended 31 December 2002 and 2001 is as follows:

	Share capital including premium	Short-term bank loan and long-term notes payable	Convertible Notes interest payable	Total
	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2001	18,187	17,334	-	35,521
Proceeds from issue of shares	8,919	-	-	8,919
Interests on Convertible Notes' interest (note b)	-	-	613	613
Convertible Notes converted into ordinary shares (note b)	17,147	(16,534)	(613)	-
Repayment of short-term bank loans	-	(800)	-	(800)
At 31 December 2001/1 January 2002	44,253	-	-	44,253
Proceeds from issue of shares	8,919	-	-	8,919
At 31 December 2002	53,172	-	-	53,172

b. Major non-cash transactions

The major non-cash transactions for the years ended 31 December 2002 and 2001 are as below:

(i) On 5 June 2001, Convertible Notes amounting to US$2 million (equivalent to approximately RMB17 million) and the related accrued interests amounting to approximately RMB613,000 were converted into 72,016 ordinary shares (mentioned in note 23(c)).

(ii) On 31 January 2002, the prepaid share subscription of approximately RMB8,919,000 was settled upon issuance of 31,003 ordinary shares to the then shareholders (see also note 26(d)).

26 Related parties transactions

Saved as disclosed in other notes to the Financial Statements, the Group undertook the following related party transactions with related parties:

a. Intellectual Property and Know-how licensing agreement and supplementary agreements with a shareholder and its affiliate

On 27 June 2002, the Company granted a sole and exclusive license to a shareholder ("the Shareholder") and its affiliates (collectively the "Operators"), to use certain proprietary intellectual property and know-how of the Company for a license fee computed at 40% of gross revenue derived by the Operators by using these proprietary information in certain countries. The agreement is for a term of 15 years expiring in 2017.

Pursuant to two supplementary agreements dated 18 January and 18 June 2003 respectively, an affiliate of MIH is granted the right to use any licensed mobile downloaded images developed by the Group and both the Shareholder and the Operators are granted a sole and exclusive license to use certain trademarks and other intellectual property belonged to the Company.

During the years ended 31 December 2002 and 2001, no license fees were received/ receivable by the Company as the Shareholder had not generated any revenue from provision of the services.

b. Cooperation agreement between Tencent Technology and Shanghai Sportscn.com Information Technology Company Limited

On 1 January 2003, Tencent Technology entered in a cooperation agreement with a subsidiary of the Shareholder in Shanghai, the PRC to develop a co-branded SMS channel. Tencent Technology is entitled to 40% of the revenue so generated while the counter contract party is entitled to the remaining 60%. This contract will expire on 31 December 2004.

c. Consultancy agreements with related parties

(i) A consultancy agreement dated 1 September 2002 was entered into between the Company and Fat Yue Holdings Limited ("Fat Yue"), a company controlled by one of the shareholders who is also an employee of the Company pursuant to which Fat Yue agreed to provide certain consultancy services to the Company for a monthly service fee. The agreement was terminated on 20 July 2003. The Company had paid Fat Yue approximately RMB470,000 and RMB659,000 for the years ended 31 December 2002 and 2003.

(ii) A consultancy agreement dated 20 July 2003 was entered into between the Company and Surge Ahead Limited ("Surge Ahead"), a company controlled by five shareholders of the Company, two of them are directors of the Company. Pursuant to which, Surge Ahead agreed to provide certain consultancy services to the Company for a monthly service fee. The agreement was terminated on 31 December 2003 and the Company had paid Surge Ahead approximately RMB1,604,000 in 2003.

26 **Related parties transactions (continued)**

(iii) During the years ended 31 December 2002 and 2003, the Company agreed to pay to five companies, two owned by two directors of the Company and three owned by three shareholders of the Company, for consultancy services provided by them in the aggregate, of approximately RMB1,943,000 for consultancy services rendered in 2002 and approximately RMB5,828,000 for consultancy services rendered in 2003.

(iv) The amounts due to related parties represent consultancy fees payable to related parties (see note(iii) above). The amounts are unsecured, non-interest bearing and have no fixed repayment terms.

d. The amounts due to shareholders represented the amounts prepaid by certain shareholders for share subscription. On 31 January 2002, the amounts were settled upon the issuance of 31,003 ordinary shares of the Company to these shareholders (mentioned in note 23(e)).

e. Amounts due from shareholders

	Group	
	2002	2001
	RMB'000	RMB'000
Maximum amount outstanding during the year	82	82
Amount outstanding, end of year	82	82

The amounts due from shareholders are unsecured, non-interest bearing and have no fixed repayment terms. The full amount was settled in cash subsequent to 31 December 2002 in 2004.

f. Amount due to a related party

Amount due to a related party represents consulting fees payable to a company owned by an employee. The amount is unsecured, non-interest bearing and has no fixed repayment terms.

g. Deposit in connection with the formation of an operating company

Pursuant to an agreement entered into among the Registered Shareholders and Tencent Technology on 16 December 2003, a sum of RMB11,000,000 was advanced by Tencent Technology to the Registered Shareholders for making capital contribution into Operating Company Two. The Registered Shareholders have granted an irrevocable and exclusive right to Tencent Technology, and through another person, to purchase all or part of the equity interests and assets of Operating Company Two at a nominal consideration. Operating Company Two was formally approved to be incorporated on 13 January 2004 by the relevant PRC authorities.

27 Commitments

(a) Capital commitments

The Group had the following capital commitments being contracted but not provided for as at 31 December 2002 and 2001:

	Group	
	2002	2001
	RMB'000	RMB'000
Acquisition of fixed assets:		
- Contracted but not provided for	5,408	-
	5,408	-

(b) Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancelable operating leases in respect of buildings as follows as at 31 December 2002 and 2001:

	Group	
	2002	2001
	RMB'000	RMB'000
Not later than one year	1,081	48
Later than one year and not later than five years	235	-
	1,316	48

The Company had no capital or operating lease commitments as at 31 December 2002 and 2001.

28 **Share option plans**

On 27 July 2001, the Company adopted a share option scheme (the "Pre-IPO Option Scheme") for the purpose of providing incentives to its directors and eligible employees. Under the scheme, the Board of Directors of the Company may grant options to eligible employees, including executive directors of the Company to subscribe for shares in the Company. The 2001 Scheme will expire on 31 December 2011.

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 5% of the ordinary shares of the Company in issue as at the date of adoption of the 2001 Scheme. The number of ordinary shares in respect of which options may be granted to any individual is not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme. Options granted must be taken up within 15 days of the date of grant, upon payment of RMB1 per grant.

The options will vest in four equal tranches after the expiration of a 12 months, 24 months, 36 months and 48 months' period beginning on the date of the grant, respectively. All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011, but on the condition that the Company has been listed in a sizeable securities market. In each grant of the options, the Board of Directors may at their discretion determine the specific vetting and exercise periods, as well as the exercise price.

In the event of any alterations made to the capital structure of the Company whilst any options granted remains exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, sub-division, or reduction of the share capital of the Company or otherwise howsoever in accordance with legal requirements or in any event of any distribution of the Company's capital assets to its shareholders on a pro rata basis (whether in cash or in specie) other than dividends paid out of the net profits attributable to its shareholders for each financial year of the Company, such corresponding alterations shall be made to (i) the number or nominal amount of shares subject to the options of the scheme so far unexercised; (ii) the subscription price; or (iii) the method of exercise of the option.

On 14 December 2001, pursuant to the resolution, the 2001 Scheme was amended so as to increase the maximum number of shares in respect of which options may be granted from 5% to 7.5% of the shares in issue on the date the offer of the grant of an option is made. Up to 31 December 2001, 793,980 options were granted by the Company to its employees under the 2001 Scheme (see details below).

As mentioned in note 23(g) on 26 September 2003, the Company undertook the Share Split. Accordingly, each outstanding option granted and remained un-exercised as at that date was split at a ratio of one to ten. The subscription price to be paid by each grantee in respect of each option was revised from US$34.80 to US$3.48; and the cash bonus to be paid to each cash bonus grantee was revised from an amount of US$17.40 for each option to an amount of US$1.74. For presentation in this report, all share option data has been presented as if the share option was also split at the beginning of 2001.

TENCENT HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

29 Share option plans (continued)

During 2002 and 2001, no options were granted to directors. The movements and details of the number of share options granted to employees in 2002 and 2001 under the 2001 Scheme are shown as follows:

			Number of share options			
Date granted	Exercisable period	Exercise price USD (Note 1)	Balance at 1 January (Note 1)	Granted during the year (Note 1)	Cancelled during the year (Note 1)	Balance at 31 December (Note 1)
2001						
10 August 2001 (Note 2)	Later of the date of commencement of vesting period ('Commencement Date') or date of initial public offering of the Company ("IPO Date") to 31 December 2011	3.48	-	253,500	-	253,500
From 10 September 2001 to 14 December 2001 (Note 3)	Later of Commencement Date or IPO Date to 31 December 2011	3.48	-	540,480	-	540,480
			-	793,980	-	793,980
2002						
10 August 2001 (Note 2)	Later of Commencement Date or IPO Date to 31 December 2011	3.48	253,500	-	-	253,500
From 10 September 2001 to 14 December 2001 (Note 3)	Later of Commencement Date or IPO Date to 31 December 2011	3.48	540,480	-	-	540,480
From 10 March 2002 to 10 June 2002 (Note 4)	Later of Commencement Date or IPO Date to 31 December 2011	3.48	-	99,750	-	99,750
			793,980	99,750	-	893,730

29 **Share option plans (continued)**

Note 1: The exercise price and the number of share options granted as at 31 December 2002 and 2001 have been adjusted retroactively as a result of the option split effectuated on 26 September 2003.

Note 2: Pursuant to the Pre-IPO Option Scheme, the Company granted 253,500 options at a subscription price of US$3.48 each, of which a cash bonus will be paid by the Company to the grantees. The bonus will be determined according to half of the amount of the subscription price payable by such grantee upon the options are exercised. In September 2003, 6,750 options lapsed as certain grantees ceased to be employees of the Company by resignation or by termination of their employments.

Note 3: Pursuant to the Pre-IPO Option Scheme, the Company granted a total of 540,480 options at a subscription price of US$3.48 each.

Note 4: During the period from 10 March 2002 to 10 June 2002, the Company further granted a total of 99,750 options, of which no cash bonus will be paid by the Company.

In 2004, the Company granted 124,728 additional options to certain employees under the Pre-IPO Option Scheme.

30 **Financial risk management**

(a) Financial risk factors

The Group activities expose it to a variety of financial risks, including the effects of: changes in debt and equity market prices, foreign currency exchange rates and interest rates.

(i) Foreign exchange risk

The Group has no significant concentrations of a foreign exchange risk.

The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is not freely convertible into other foreign currencies. The Group also had United States Dollar denominated term deposits with initial term of over three months with several banks of approximately RMB7,440,000 as at 31 December 2002. In addition, the Group had United States Dollar denominated cash in bank and short-term deposits of approximately RMB22,899,000 and RMB24,156,000 as at 31 December 2002 and 2001, respectively.

The Group has not used any forward contracts, currency borrowings or other means to hedge its exposure as foreign currency risk is considered minimal.

30 **Financial risk management (continued)**

(ii) Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates and the Group has no significant interest-bearing borrowings. The Group's exposure to changes in interest rates is mainly attributable to its term deposits with initial term of over three months and short-term deposits, details of which have been disclosed in notes 19 and 20 to the financial statements. The Group has not used any interest rate swaps to hedge its exposure as interest rate risk is considered minimal.

(iii) Credit risk

As mentioned in note 3(l)(i), the Mobile and Telecom Fees and revenue from Internet value-added services of the Group are substantially derived from co-operative arrangements with China Mobile and China Unicom (the "mobile telecommunication operators"). If the strategic relationship with either mobile telecommunication operator is terminated or scaled-back, or if the mobile telecommunication operators alter the co-operative arrangements, the Group's Mobile and Telecommunications and Internet value-added services might be adversely affected.

However, the credit risk related to the end customers of these two services was shared by the mobile telecommunication operators.

(b) Fair value estimation

The carrying amounts of the Group's financial assets including cash and cash equivalents, accounts receivables, deposits, prepayment and other receivables; and financial liabilities including accounts payables, other payables and accruals, approximate their fair values due to their short maturities.

In assessing the fair value of non-trading financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for the specific or similar instruments are used for long-term debt. Other techniques, such as estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

The face values less any estimated credit adjustments for financial assets and liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The Group adopted IAS 39 "Financial Instruments: Recognition and Measurement" in the year ended 31 December 2001 and there was no material impact on the Group's opening shareholders' equity as at 1 January 2001.

31 Subsequent events

Saved as disclosed in other notes to the financial statements, the Group had no other material subsequent events.

32 Approval of accounts

The accounts were approved by the board of directors on 11 February 2004.